UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*

                    Krause's Furniture, Inc.
-----------------------------------------------------------------
                        (Name of Issuer)

                  Common Stock, $.001 par value
-----------------------------------------------------------------
                   (Title Class of Securities)

                          000500760202
                --------------------------------
                         (CUSIP Number)

                      Nancy E. Barton, Esq.
                    General Electric Capital
                           Corporation
                       260 Long Ridge Road
                   Stamford, Connecticut 06927
                         (203) 357-4000
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                         August 14, 1997
                --------------------------------
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          SCHEDULE 13D
CUSIP No. 0005007601
          ----------

1   NAME OF REPORTING PERSON
    General Electric Capital Corporation

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    (I.R.S. # 13-1500700)

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  /x/

    See Items 4 and 5 of the Schedule 13D for a description of certain agreements relating to shares of Common Stock of
    Krause's Furniture, Inc.                          (b)  / /

3   SEC USE ONLY

4   SOURCE OF FUNDS*
    Not Applicable

5   CHECK BOX IF DISCLOSURE IF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                         / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    New York

     NUMBER       7  SOLE VOTING POWER
       OF            7,000,000
     SHARES
  BENEFICIALLY    8  SHARED VOTING POWER
     OWNED           7,116,225
       BY
      EACH        9  SOLE DISPOSITIVE POWER
   REPORTING         7,000,000
     PERSON
      WITH        10 SHARED DISPOSITIVE POWER

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

    14,116,225 (includes 7,116,225 shares as to which the Reporting Person has shared voting power and no dispositive power)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                        / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    66%

14  TYPE OF REPORTING PERSON*
    CO


                          SCHEDULE 13D
CUSIP No. 0005007601
          ----------

1   NAME OF REPORTING PERSON
    General Electric Capital Services, Inc.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    (I.R.S. #06-1109503)

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) / /
                                                       (b) /x/

3   SEC USE ONLY

4   SOURCE OF FUNDS*
    Not Applicable

5   CHECK BOX IF DISCLOSURE IF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                         / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware


     NUMBER       7  SOLE VOTING POWER
       OF            Disclaimed.  See 11 below
     SHARES
  BENEFICIALLY    8  SHARED VOTING POWER
     OWNED           0
       BY
      EACH        9  SOLE DISPOSITIVE POWER
   REPORTING         Disclaimed.  See 11 below
     PERSON
      WITH        10 SHARED DISPOSITIVE POWER
                     0


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

    Beneficial ownership of all shares is disclaimed by General
    Electric Capital Services, Inc.

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                        / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Not Applicable.  See 11 above.

14  TYPE OF REPORTING PERSON*
    CO


                          SCHEDULE 13D
CUSIP No. 0005007601
          ----------

1   NAME OF REPORTING PERSON
    General Electric Company

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    (I.R.S. # 14-0689340)

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) / /
                                                       (b) /X/

3   SEC USE ONLY

4   SOURCE OF FUNDS*
    Not Applicable

5   CHECK BOX IF DISCLOSURE IF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                         / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    New York


     NUMBER       7  SOLE VOTING POWER
       OF            Disclaimed.  See 11 below.
     SHARES
  BENEFICIALLY    8  SHARED VOTING POWER
     OWNED           0
       BY
      EACH        9  SOLE DISPOSITIVE POWER
   REPORTING         Disclaimed.  See 11 below.
     PERSON
      WITH        10 SHARED VOTING POWER
                     0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

    Beneficial ownership of all shares is disclaimed by General
    Electric Company

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                        / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Not applicable.  See 11 above.

14  TYPE OF REPORTING PERSON*
    CO

  This 13D Amendment No. 1 ("13D Amendment No.1") amends and supplements the Schedule 13D filed by General Electric Capital Corporation, a New York corporation ("GECC"), General Electric Capital Services, Inc., a Delaware corporation ("GECS"), and General Electric Company, a New York corporation ("GE") on September 9, 1996 (the "Schedule 13D"), relating to the Common Stock, $.001 par value per share (the "Common Stock"), of Krause's Furniture, Inc. (the "Company"). Capitalized terms used but not defined herein shall have the meanings set forth in the
Schedule 13D. Except as expressly amended hereby, the information set forth in the Schedule 13D remains in effect without modification.

  This 13D Amendment No. 1 relates to the Supplemental
Securities Purchase Agreement (the "Supplemental Agreement"), dated as of August 14, 1997, among the Company, GECC and Japan Omnibus Ltd. ("JOL"), a company formerly known as Edson Investments, Inc. The Supplemental Agreement provides for, among other things: (i) the amendment of the Notes issued to GECC on August 26, 1996, in the initial aggregate principal amount of $5,000,000 to, among other things, reduce the interest rate on the Notes to 9.5%, change the interest payments on the Notes to cash payment, and revise the amortization schedule of the Notes to provide for repayment of the principal of the Notes in six (6) equal installments commencing February 28, 2000 and ending August 31, 2002; (ii) the purchase by GECC of an additional of 9.5% subordinated note in the principal amount of $2,500,000 (the "1997 Note"); (iii) subject to the satisfaction of certain conditions, the purchase by GECC of up to an additional $2,500,000 aggregate principal amount of 9.5% subordinated notes (the "Standby Notes"); (iv) the issuance to GECC of a warrant to purchase 600,000 shares of Common Stock at an exercise price of $1.25 per share, exercisable at any time prior to August 31, 2006 (the "1997 Warrant"); (v) the issuance of a warrant, exercisable under certain circumstances commencing April 1, 2000 until August 31, 2006 for up to 1,000,000 shares of Common Stock at an exercise price of $0.01 per share, which will be allocated between GECC and JOL based upon the respective amounts of additional funding provided by each of GECC and JOL pursuant to the Supplemental Agreement (the "Performance Warrant"); and (vi) if the Standby Notes are issued, the issuance by the Company to GECC of warrants to purchase up to 400,000 shares of Common Stock at an exercise price of $1.25 per share, exercisable at any time prior to August 31, 2006 (the "Standby Warrants"). The 1997 Note and the Standby Notes are herein referred to collectively as the "New Notes" and the 1997 Warrant, the Performance Warrant and the Standby Warrants are herein referred to collectively as the "New Warrants".

ITEM 2. IDENTITY AND BACKGROUND

  Item 2 (a-c) is hereby amended to add the following information:

  For updated information with respect to the identity and background of: (i) each director and executive officer of GECC, see Schedule I attached hereto; (ii) each director and executive officer of GECS, see Schedule II attached hereto; and (iii) each director and executive officer of GE, see Schedule III attached hereto.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

  Item 3 is hereby amended to add the following information:

  The exercise price of the 1997 Warrants (and, if GECC receives the Standby Warrants and/or becomes entitled to exercise the Performance Warrant in whole or in part) will be obtained by GECC from working capital or, to the extent permitted by the terms of the New Warrants, may be paid by surrender of shares of Common Stock with a value equal to such exercise price.

ITEM 4. PURPOSE OF TRANSACTION

  Item 4 (a-j) is hereby amended to add the following information:

  GECC has acquired the New Warrants (and will acquire any additional New Warrants issued to it) in connection with the purchase of the New Notes as an investment and in the ordinary course of business.

  Except as expressly amended hereby, the information set forth in Item 4 (a-j) of the Schedule 13D remains in effect without modification.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

  Item 5 is hereby amended to read as follows:

  (a) GECC has sole voting and dispositive power with respect to 7,000,000 shares of Common Stock (including 600,000 shares issuable upon exercise of the 1997 Warrant and 1,400,000 shares issuable upon exercise of the Warrant previously described in the
Schedule 13D), representing approximately 33.3% of the outstanding shares of Common Stock (assuming the exercise of the Warrant and the 1997 Warrant). In addition, by reason of the provisions of the Stockholders Agreement previously described in the Schedule 13D pursuant to which the members of Permal Group have agreed to vote their shares of the Company in the same manner as GECC, GECC may be deemed to have shared voting power with respect to an aggregate of 7,116,225 shares of Common Stock, representing approximately 33.3% of the outstanding shares of Common Stock (assuming the exercise of the Warrant, the 1997 Warrant and all options or warrants exercisable within 60 days by members of Permal Group).

  In addition, by reason of certain of the provisions of the Stockholders Agreement, GECC may be deemed to constitute a "group," as such term is used in Section 13(d)(3) of the Exchange Act, with Permal Group and the Hawleys. If GECC, Permal Group and the Hawleys were deemed to constitute a group, the 15,154,213 shares of Common Stock beneficially owned by GECC, Permal Group and the Hawleys in the aggregate (which includes the 7,000,000 shares of Common Stock beneficially owned by GECC, an aggregate of 7,116,225 shares of Common Stock held by members of Permal Group, 50,000 shares of Common Stock held by the Hawleys, 617,000 shares of Common Stock issuable upon the exercise of options exercisable within 60 days by Philip M. Hawley and an aggregate of 370,988 shares issuable upon the exercise of warrants and options exercisable within 60 days by members of Permal Group) would represent approximately 68.9% of the shares of Common Stock (assuming the exercise of the Warrant, the 1997 Warrant and all options or warrants exercisable within 60 days by members of Permal Group and Philip M. Hawley). GECC understands that the members of Permal Group are making separate filings on Schedule 13D with respect to the shares of Common Stock beneficially owned by them.

  (b)  The responses of each Reporting Person to Items 7 through
11 of the cover pages of this 13D Amendment No. 1 relating to beneficial ownership of the shares of Common Stock are incorporated herein by reference.

  (c) Except as set forth above, no Reporting Person nor, to the best knowledge of the applicable Reporting Person, any person identified in Schedule I through III, beneficially owns any shares of Common Stock or has effected any transactions in shares of Common Stock during the preceding 60 days.

  (d)  Not applicable.

  (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO SECURITIES OF THE ISSUER.

  Item 6 is hereby amended to add the following information:

  Reference is made to the Supplemental Agreement and the New
Warrants, copies of which are attached hereto as Exhibits 1-4 and incorporated herein by reference.

  Pursuant to a letter agreement dated August 14, 1997, by and among the Company, GECC and JOL (the "Letter Agreement"), GECC has consented to the sale pursuant to a registration statement of the Company under the Securities Act of 1933 (i) by JOL of a maximum of 2,000,000 shares and a minimum of 1,000,000 shares of Common Stock and (ii) by members of the Permal Group of shares of Common Stock in the aggregate number (with such shares being allocated among the members of the Permal Group as JOL may determine) equal to the difference between 2,000,000 and the number of shares of Common Stock that JOL elects to sell pursuant to the Letter Agreement, the sale of which would otherwise be restricted by the Registration Rights Agreement and the Stockholders Agreement previously described in the Schedule 13D. A copy of the Letter Agreement is attached hereto as Exhibit 5 and is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1: Supplemental Securities Purchase Agreement, dated as of August 14, 1997, by and among the Company, GECC and JOL.

     Exhibit 2: 1997 Warrant dated as of August 14, 1997, issued by the Company to GECC.

     Exhibit 3: Form of Standby Warrant to be issued by the Company to GECC.

     Exhibit 4:  Performance Warrant, dated as of August 14,
                 1997, issued by the Company to GECC.

     Exhibit 5: Letter Agreement, dated August 14, 1997, by and among the Company, GECC and the Permal Group.

  A copy of the Joint Filing Agreement among the Reporting
Persons was previously filed as an exhibit to the Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     GENERAL ELECTRIC CAPITAL
                                     CORPORATION

August 15, 1997                      By:  /s/Michael M. Pralle
                                          -----------------------
                                          Name: Michael M. Pralle
                                          Title: Vice President


                                                       Schedule I
                                                       ----------
              GENERAL ELECTRIC CAPITAL CORPORATION
                DIRECTORS AND EXECUTIVE OFFICERS

                     PRESENT BUSINESS         PRESENT PRINCIPAL
NAME                 ADDRESS                  OCCUPATION
----                 ----------------         -----------------
DIRECTORS
---------
Nigel D.T. Andrews   General Electric         Executive Vice
                     Capital Corporation      President, General
                     260 Long Ridge Road      Electric Capital
                     Stamford, CT 06927       Corporation

Nancy E. Barton      General Electric         Senior Vice
                     Capital Corporation      President, General
                     260 Long Ridge Road      Counsel and
                     Stamford, CT 06927       Secretary, General
                                              Electric Capital
                                              Corporation

James R. Bunt        General Electric         Vice President and
                     Company                  Comptroller,
                     3135 Easton Turnpike     General Electric
                     Fairfield, CT 06431      Company

Dennis D. Dammerman  General Electric         Senior Vice
                     Company                  President, Finance,
                     3135 Easton Turnpike     General Electric
                     Fairfield, CT 06431      Company

Paolo Fresco         General Electric         Vice Chairman and
                     Company                  Executive Officer,
                     3135 Easton Turnpike     General Electric
                     Fairfield, CT 06431      Company

Benjamin W.          General Electric         Senior Vice
Heineman, Jr.        Company                  President, General
                     3135 Easton Turnpike     Counsel and
                     Fairfield, CT 06431      Secretary, General
                                              Electric Company

John H. Myers        General Electric         Chairman President,
                     Investment Corporation   General Electric
                     3003 Summer Street       Investment
                     Stamford, CT  06904      Corporation

Robert L. Nardelli   General Electric Power   President and Chief
                     Systems                  Executive Officer,
                     One River Road           General Electric
                     Schentectady, NY  12345  Power Systems

Denis J. Nayden      General Electric         President and Chief
                     Capital Corporation      Operating Officer,
                     260 Long Ridge Road      General Electric
                     Stamford, CT 06927       Capital Corporation

Michael A. Neal      General Electric         Executive Vice
                     Capital Corporation      President, General
                     260 Long Ridge Road      Electric Capital
                     Stamford, CT 06927       Corporation

James A. Parke       General Electric         Senior Vice
                     Capital Corporation      President, Finance,
                     260 Long Ridge Road      General Electric
                     Stamford, CT 06927       Capital Corporation

John M. Samuels      General Electric         Vice President and
                     Company                  Senior Counsel,
                     3135 Easton Turnpike     Corporate Taxes,
                     Fairfield, CT 06431      General Electric
                                              Company

Edward D. Stewart    General Electric         Executive Vice
                     Capital Corporation      President, General
                     260 Long Ridge Road      Electric Capital
                     Stamford, CT 06927       Corporation

John F. Welch, Jr.   General Electric         Chairman and Chief
                     Company                  Executive Officer,
                     3135 Easton Turnpike     General Electric
                     Fairfield, CT 06431      Company

Gary C. Wendt        General Electric         Chairman and Chief
                     Capital Corporation      Executive Officer,
                     260 Long Ridge Road      General Electric
                     Stamford, CT 06927       Capital Corporation

OFFICERS
--------
Gary C. Wendt        General Electric         Chairman and Chief
                     Capital Corporation      Executive Officer,
                     260 Long Ridge Road      General Electric
                     Stamford, CT 06927       Capital Corporation

Denis J. Nayden      General Electric         President and Chief
                     Capital Corporation      Operating Officer,
                     260 Long Ridge Road      General Electric
                     Stamford, CT 06927       Capital Corporation

Nigel D.T. Andrews   General Electric         Executive Vice
                     Capital Corporation      President, General
                     260 Long Ridge Road      Electric Capital
                     Stamford, CT 06927       Corporation

Michael A. Neal      General Electric         Executive Vice
                     Capital Corporation      President, General
                     260 Long Ridge Road      Electric Capital
                     Stamford, CT 06927       Corporation

Edward D. Stewart    General Electric         Executive Vice
                     Capital Corporation      President, General
                     260 Long Ridge Road      Electric Capital
                     Stamford, CT 06927       Corporation

Nancy E. Barton      General Electric         Senior Vice
                     Capital Corporation      President, General
                     260 Long Ridge Road      Counsel and
                     Stamford, CT 06927       Secretary, General
                                              Electric Capital
                                              Corporation

James A. Colica      General Electric         Senior Vice
                     Capital Corporation      President and
                     260 Long Ridge Road      Manager, Global
                     Stamford, CT 06927       Risk Management,
                                              General Electric
                                              Capital Corporation

Michael D. Fraizer   General Electric         Senior Vice
                     Capital Corporation      President,
                     260 Long Ridge Road      Insurance/Investment
                     Stamford, CT 06927       Products, General
                                              Electric Capital
                                              Corporation

Robert L. Lewis      General Electric         Senior Vice
                     Capital Corporation      President and
                     1600 Summer Street       General Manager,
                     6th Floor                Structured Finance
                     Stamford, CT 06905       Group, General
                                              Electric Capital
                                              Corporation

James A. Parke       General Electric         Senior Vice
                     Capital Corporation      President, Finance,
                     260 Long Ridge Road      General Electric
                     Stamford, CT 06927       Capital Corporation

Todd S. Thomson      General Electric         Senior Vice
                     Capital Corporation      President,
                     260 Long Ridge Road      Strategic Planning
                     Stamford, CT  06927      and Business
                                              Development,
                                              General Electric
                                              Capital Corporation

Lawrence J. Toole    General Electric         Senior Vice
                     Capital Corporation      President, Human
                     260 Long Ridge Road      Resources, General
                     Stamford, CT 06927       Electric Capital
                                              Corporation

Jeffrey S. Werner    General Electric         Senior Vice
                     Capital Corporation      President,
                     201 High Ridge Road      Corporate Treasury
                     Stamford, CT 06927       and Global Funding
                                              Operation, General
                                              Electric Capital
                                              Corporation


                                                      Schedule II
                                                      -----------
             GENERAL ELECTRIC CAPITAL SERVICES, INC.
                DIRECTORS AND EXECUTIVE OFFICERS

                     PRESENT BUSINESS     PRESENT PRINCIPAL
NAME                 ADDRESS              OCCUPATION
----                 ----------------     -----------------
DIRECTORS
---------
Gary C. Wendt        General Electric     Chairman, President
                     Capital Services,    and Chief Executive
                     Inc.                 Officer, General
                     260 Long Ridge       Electric Capital
                     Road                 Services, Inc.
                     Stamford, CT 06927

Kaj Ahlmann          Employers            Executive Vice
                     Reinsurance Corp.    President, General
                     5200 Metcalf         Electric Capital
                     Overland Park, KS    Services, Inc.,
                     66201                President and Chief
                                          Operating Officer,
                                          Employers Reinsurance
                                          Corp.

Nigel D.T. Andrews   General Electric     Executive Vice
                     Capital              President, General
                     Corporation          Electric Capital
                     260 Long Ridge       Corporation, General
                     Road                 Electric Capital
                     Stamford, CT 06927   Corporation

James R. Bunt        General Electric     Vice President and
                     Company              Treasurer, General
                     3135 Easton          Electric Company
                     Turnpike
                     Fairfield, CT
                     06431

Dennis D. Dammerman  General Electric     Senior Vice President,
                     Company              Finance, General
                     3135 Easton          Electric Company
                     Turnpike
                     Fairfield, CT
                     06431

Paolo Fresco         General Electric     Vice Chairman and
                     Company              Executive Officer,
                     3135 Easton          General Electric
                     Turnpike             Company
                     Fairfield, CT
                     06431

Benjamin W.          General Electric     Senior Vice President,
Heineman, Jr.        Company              General Counsel
                     3135 Easton          and Secretary,
                     Turnpike             General Electric
                     Fairfield, CT        Company
                     06431

John H. Myers        General Electric     Chairman and
                     Investment           President, General
                     Corporation          Electric Investment
                     3003 Summer Street   Corporation
                     Stamford, CT
                     06904

Robert L. Nardelli   General Electric     President and Chief
                     Power Systems        Executive Officer,
                     One River Road       General Electric Power
                     Schenectady, NY      Systems
                     12345

Denis J. Nayden      General Electric     President and Chief
                     Capital              Operating Officer,
                     Corporation          General Electric
                     260 Long Ridge       Capital Corporation
                     Road
                     Stamford, CT 06927

Michael A. Neal      General Electric     Executive Vice
                     Capital              President, General
                     Corporation          Electric Capital
                     260 Long Ridge       Corporation
                     Road
                     Stamford, CT 06927

John M. Samuels      General Electric     Vice President and
                     Company              Senior Counsel,
                     3135 Easton          Corporate Taxes,
                     Turnpike             General Electric
                     Fairfield, CT        Company
                     06431

Edward D. Stewart    General Electric     Executive Vice
                     Capital              President, General
                     Corporation          Electric Capital
                     260 Long Ridge       Corporation
                     Road
                     Stamford, CT 06927

John F. Welch, Jr.   General Electric     Chairman and Chief
                     Company              Executive Officer,
                     3135 Easton          General Electric
                     Turnpike             Company
                     Fairfield, CT
                     06431
OFFICERS
--------
Kaj Ahlmann          Employers            Executive Vice
                     Reinsurance Corp.    President, General
                     5200 Metcalf         Electric Capital
                     Overland Park, KS    Services, Inc.,
                     66201                President and Chief
                                          Operation Officer,
                                          Employers Reinsurance
                                          Corp.

Nigel D. T. Andrews  General Electric     Executive Vice
                     Capital              President, General
                     Corporation          Electric Capital
                     260 Long Ridge       Corporation
                     Road
                     Stamford, CT 06927

Denis J. Nayden      General Electric     President and Chief
                     Capital              Operating Officer,
                     Corporation          General Electric
                     260 Long Ridge       Capital Corporation
                     Road
                     Stamford, CT 06927

Michael A. Neal      General Electric     Executive Vice
                     Capital              President, General
                     Corporation          Electric Capital
                     260 Long Ridge       Corporation
                     Road
                     Stamford, CT 06927

Edward D. Stewart    General Electric     Executive Vice
                     Capital              President, General
                     Corporation          Electric Capital
                     260 Long Ridge       Corporation
                     Road
                     Stamford, CT 06927

Nancy E. Barton      General Electric     Senior Vice President,
                     Capital              General Counsel and
                     Corporation          Secretary, General
                     260 Long Ridge       Electric Capital
                     Road                 Corporation
                     Stamford, CT 06927

James A. Parke       General Electric     Senior Vice President,
                     Capital              Finance, General
                     Corporation          Electric Capital
                     260 Long Ridge       Corporation
                     Road
                     Stamford, CT 06927

Lawrence J. Toole    General Electric     Senior Vice President,
                     Capital              Human Resources,
                     Corporation          General Electric
                     260 Long Ridge       Capital Corporation
                     Road
                     Stamford, CT 06927

Jeffrey S. Werner    General Electric     Senior Vice President,
                     Capital              Corporate Treasury and
                     Corporation          Global Funding
                     201 High Ridge       Operation, General
                     Road                 Electric Capital
                     Stamford, CT 06927   Corporation

Joan C. Amble        General Electric     Vice President and
                     Capital              Controller, General
                     Corporation          Electric Capital
                     260 Long Ridge       Corporation
                     Road
                     Stamford, CT
                     06927

Barbara E. Daniele   General Electric     Vice President and
                     Capital              Senior Litigation
                     Corporation          Counsel, General
                     260 Long Ridge       Electric Capital
                     Road                 Corporation
                     Stamford, CT
                     06927

Richard D'Avino      General Electric     Vice President and
                     Capital              Senior Counsel, Taxes,
                     Corporation          General Electric
                     777 Long Ridge       Capital Corporation
                     Road
                     Stamford, CT
                     06927


                                                     Schedule III
                                                     ------------
                    GENERAL ELECTRIC COMPANY
                DIRECTORS AND EXECUTIVE OFFICERS

                     PRESENT               PRESENT
NAME                 BUSINESS ADDRESS      PRINCIPAL OCCUPATION
----                 -----------------     --------------------
DIRECTORS
---------
D.W. Calloway        Pepsico, Inc.         Chairman of the
                     700 Anderson Hill     Board, Pepsico, Inc.
                     Road
                     Purchase, NY 10577

S.S. Cathcart        222 Wisconsin Avenue  Director and Retired
                     Suite 103             Chairman, Illinois
                     Lake Forest, IL       Tool Works
                     60045

D.D. Dammerman       General Electric      Senior Vice
                     Company               President-Finance
                     3135 Easton Turnpike  and Chief Financial
                     Fairfield, CT 06431   Officer, General
                                           Electric Company

P. Fresco            General Electric      Vice Chairman of the
                     Company               Board and Executive
                     (U.S.A.)              Officer, General
                     3 Shortlands,         Electric Company
                     Hammersmith
                     London, W6 SBX,
                     England

C.X. Gonzalez        Kimberly-Clark de     Chairman of the
                     Mexico, S.A. de C.V.  Board and Chief
                     Jose Luis Lagrange    Executive Officer,
                     103,                  Kimberly-Clark de
                     Tercero Piso          Mexico, S.A. de C.V.
                     Colonia Los Morales
                     Mexico, D.F. 11510,
                     Mexico

R.E. Mercer          General Electric      Retired Chairman of
                     Company               the Board and former
                     3135 Easton Turnpike  Director, The
                     Fairfield, CT 06431   Goodyear Tire &
                                           Rubber Company

G.G. Michelson       Federated Department  Member of the Board
                     Stores                of Directors,
                     151 West 34th Street  Federated Department
                     New York, NY 10001    Stores

J.D. Opie            General Electric      Vice Chairman of the
                     Company               Board and Executive
                     3135 Easton Turnpike  Officer, General
                     Fairfield, CT 06431   Electric Company

R.S. Penske          Penske Corporation    President, Penske
                     13400 Outer Drive,    Corporation
                     West                  and Detroit Diesel
                     Detroit, MI 48239-    Corporation
                     4001

B.S. Prelskel        Suite 3125            Former Senior Vice
                     60 East 42nd Street   President, Motion
                     New York, NY 10165    Picture Association
                                           of America

F.H.T. Rhodes        Cornell University    President Emeritus,
                     3104 Snee Building    Cornell University
                     Ithaca, NY 14853

A.C. Sigler          Champion              Chairman of the
                     International         Board, CEO and
                     Corporation           Director, Champion
                     1 Champion Plaza      International
                     Stamford, CT 06921    Corporation

D.A. Warner III      J.P. Morgan & Co.,    Chairman of the
                     Inc. &                Board,
                     Morgan Guaranty       President, and Chief
                     Trust Co.             Executive Officer,
                     60 Wall Street        J.P. Morgan & Co.
                     New York, NY 10260    Incorporated and
                                           Morgan
                                           Guaranty Trust
                                           Company

J.F. Welch, Jr.      General Electric      Chairman of the
                     Company               Board and Chief
                     3135 Easton Turnpike  Executive Officer,
                     Fairfield, CT 06431   General Electric
                                           Company

EXECUTIVE OFFICERS
------------------
J.F. Welch, Jr.      General Electric      Chairman of the
                     Company               Board and Chief
                     3135 Easton Turnpike  Executive Officer
                     Fairfield, CT 06431

P. Fresco            General Electric      Vice Chairman of the
                     Company               Board and Executive
                     (U.S.A.)              Officer
                     3 Shortlands,
                     Hammersmith
                     London, W6 SBX,
                     England

P.D. Ameen           General Electric      Vice President and
                     Company               Comptroller
                     3135 Easton Turnpike
                     Fairfield, CT 06431

J.R. Bunt            General Electric      Vice President and
                     Company               Treasurer
                     3135 Easton Turnpike
                     Fairfield, CT 06431

D.L. Calhoun         General Electric      Vice President -
                     Company               GE Transportation
                     2901 East Lake Road   Systems
                     Erie, PA 16531

W.J. Conaty          General Electric      Senior Vice
                     Company               President - Human
                     3135 Easton Turnpike  Resources
                     Fairfield, CT 06431

D.M. Cote            General Electric      Vice President -
                     Company               GE Appliances
                     3135 Easton Turnpike
                     Fairfield, CT 06431

D.D. Dammerman       General Electric      Senior Vice
                     Company               President - Finance
                     3135 Easton Turnpike  and Chief Financial
                     Fairfield, CT 06431   Officer

L.S. Edelheit        General Electric      Senior Vice
                     Company               President -
                     P.O. Box 8            Corporate Research
                     Schenectady, NY       and Development
                     12301

D.F. Frey            General Electric      Vice President and
                     Company               Chairman &
                     3003 Summer Street    President,
                     Stamford, CT 06905    GE Investments Corp.

B.W. Heineman, Jr.   General Electric      Senior Vice
                     Company               President - General
                     3135 Easton Turnpike  Counsel and
                     Fairfield, CT 06431   Secretary

W.J. McNerney, Jr.   General Electric      Senior Vice
                     Company               President -
                     Nela Park             GE Lighting
                     Cleveland, OH 44122

E.F. Murphy          General Electric      Senior Vice
                     Company               President -
                     1 Newmann Way         GE Aircraft Engines
                     Cincinnati, OH 05215

R.L. Nardelli        General Electric      Senior Vice
                     Company               President -
                     1 River Road          GE Power Systems
                     Schenectady, NY
                     12345

R.W. Nelson          General Electric      Vice President -
                     Company               Corporate Financial
                     3135 Easton Turnpike  Planning and
                     Fairfield, CT 06431   Analysis

J.D. Opie            General Electric      Vice Chairman of the
                     Company               Board and Executive
                     3135 Easton Turnpike  Officer
                     Fairfield, CT 06431

G.M. Reiner          General Electric      Senior Vice
                     Company               President - Chief
                     3135 Easton Turnpike  Information Officer
                     Fairfield, CT 06431

G.L. Rogers          General Electric      Senior Vice
                     Company               President -
                     1 Plastics Avenue     GE Plastics
                     Pittsfield, MA 01201

J.W. Rogers          General Electric      Vice President -
                     Company               GE Motors
                     1635 Broadway
                     Fort Wayne, IN 46801

J.M. Trani           General Electric      Senior Vice
                     Company               President -
                     P.O. Box 414          GE Medical Systems
                     Milwaukee, WI 53201

L.G. Trotter         General Electric      Vice President -
                     Company               GE Electrical
                     41 Woodford Avenue    Distribution and
                     Plainville, CT 06062  Control